UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
March 14, 2011
Commission File Number 001-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

TOTAL S.A. (“TOTAL”) is providing on this Form 6-K its consolidated financial statements for the year ended December 31, 2010, and the notes thereto, together with the report of Ernst & Young Audit and KPMG S.A. thereon. The information contained in this Form 6-K should be read in conjunction with the discussion of the financial information concerning TOTAL and its subsidiaries and affiliates with respect to the fourth quarter and year ended December 31, 2010, in TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011.

SIGNATURES
Exhibit Index
EX-99.1:Report of Independent Registered Public Accounting Firms
EX-99.2:Consolidated Financial Statements for the year ended December 31, 2010, and notes thereto

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 14, 2011	By:	/s/ JEROME SCHMITT
		Name:	Jérôme SCHMITT
		Title:	Treasurer

Exhibit Index

Exhibit 99.1	Report of Independent Registered Public Accounting Firms

Exhibit 99.2	Consolidated Financial Statements for the year ended December 31, 2010, and notes thereto